# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FEDERAL AGRICULTURAL MORTGAGE CORP, CIK 0000845877
CUSIP: 313148108
Title of class of securities: Class A
Address of issuer's principal executive offices: 2100 PENNSYLVANIA AVE NW, SUITE 450N, WASHINGTON, District Of Columbia (DC), 20037
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001351431

## Reporting persons
- Matthew 25 Management Corp: type of reporting person: investment adviser (IA); citizenship or place of organization: Pennsylvania (PA); sole voting power 104,296; shared voting power 0; sole dispositive power 104,296; shared dispositive power 0; aggregate amount beneficially owned 104,296 (10.1% of the class)

## Item 1. Issuer
Name of issuer: FEDERAL AGRICULTURAL MORTGAGE CORP
Address of issuer's principal executive offices: 2100 PENNSYLVANIA AVE NW, SUITE 450N, WASHINGTON, DISTRICT OF COLUMBIA, 20037

## Item 2. Person Filing
Name of person filing: Matthew 25 Management Corp
Address of principal business office or, if none, residence:
122 East Butler Avenue
Suite 300
Ambler, PA 19002
Citizenship: Pennsylvania, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 104,296 shares
Percent of class: 10.12%
Sole power to vote or to direct the vote: 104,296
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 104,296
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
The securities reported herein are beneficially owned by an open-end investment company called the Matthew 25 Fund (The Fund). The Fund is an advisory client of Matthew 25 Management Corp. The advisory contract grants to the advisor all investment and voting power over the securities owned by the Fund.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Matthew 25 Management Corp: Lesley Buck, CCO (10/05/2026)